UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the nine months ended September 30, 2012. Also attached hereto as Exhibit 101 is the Interactive Data File relating to the materials in this report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: November 29, 2012	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd.. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2012

General

Frontline Ltd. is an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. The Company is engaged primarily in the operation of oil tankers and oil/bulk/ore, or OBO carriers, which are currently configured to carry dry cargo. The Company owns and leases these vessels. The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company operates through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, India, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. The Company is also involved in the charter, purchase and sale of vessels.

The Company's ordinary shares, par value $2.50 per share ("Ordinary Shares"), are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange under the symbol of "FRO".

In October 2003, the Company established Ship Finance International Limited ("Ship Finance") in Bermuda.  Through transactions executed in January 2004, the Company transferred to Ship Finance ownership of 46 vessel-owning entities each owning one vessel and its corresponding financing, and one entity owning an option to acquire a VLCC. The Company then leased these vessels back on long-term charters. Between May 2004 and March 2007, the Company distributed all of its shareholding in Ship Finance to its shareholders except for 73,383 shares, which represents 0.01% of Ship Finance's total shares.

In February 2008, the Company spun off 17.53% of its holding in its subsidiary Independent Tankers Corporation Limited ("ITCL") to Frontline shareholders in conjunction with the listing of ITCL on the Norwegian over-the-counter ("NOTC") market. In August 2010, the Company sold 25% of SeaTeam Singapore Pte Limited ("SeaTeam Management") to Golden Ocean Group Limited.

The Company completed a restructuring of its business in December 2011. The restructuring included the sale of 15 wholly-owned special purpose companies ("SPCs"), which together owned five VLCC newbuilding contracts, six VLCCs, including one on time charter, and four Suezmax tankers to Frontline 2012 Ltd. ("Frontline 2012"). The sale of these SPCs resulted in a loss of $307.0 million, which was recorded in 2011. In addition, the Company obtained agreements with its major counterparties whereby the gross charter payment commitment under existing chartering arrangements on 32 vessels were reduced.

Results of Operations

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2012 and September 30, 2011.

Total operating revenues and voyage expenses and commissions

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Time charter revenues	23,300	50,987	101,486	180,481
Bare boat charter revenues	4,005	11,503	24,156	36,970
Voyage charter revenues	93,561	106,697	327,175	396,061
Other income	5,943	4,727	17,854	14,609
Total operating revenues	126,809	173,914	470,671	628,121

Voyage expenses and commissions	64,049	72,061	189,525	228,114

Time charter revenues decreased in the three months ended September 30, 2012 compared to the three months ended September 30, 2011 primarily due to the following reasons:

•	Nine VLCCs and two Suezmax tankers commenced trading in the spot market upon redelivery from time charter contracts, resulting in a decrease in revenues of $13.3 million.

•	One VLCC and two Suezmax tankers were sold to Frontline 2012 in December 2011, resulting in a decrease in revenues of $5.6 million.

•	The time charter contracts on three OBO carriers ended and each of the vessels was redelivered to Ship Finance, resulting in a decrease in revenues of $3.8 million.

•	The time charter rates on three OBO carriers were reduced in 2011, resulting in a decrease in revenues of $3.7 million.

Bare boat charter revenues decreased in the three months ended September 30, 2012 compared to the three months ended September 30, 2011 primarily due to the following reasons:

•	A loss provision for unpaid charter hire of $5.5 million, which was recorded in the third quarter of 2012.

•	The rates on two single hull VLCCs were reduced resulting in a decrease in revenues of $1.5 million.

•	The termination of the bare boat contract on a single hull VLCC resulting in a decrease in revenues of $0.5 million.

Voyage charter revenues decreased in the three months ended September 30, 2012 compared to the three months ended September 30, 2011 primarily due to the following reasons:

•	Five VLCCs were sold to Frontline 2012 in December 2011 resulting in a decrease in revenues of $20.1 million.

•	Four vessels, which were chartered in, were redelivered by the Company resulting in a decrease in revenues of $12.1 million.

•	Five Suezmax tankers were sold to unrelated third parties, resulting in a decrease in revenues of $10.5 million.

These factors were partially offset by:

•	Nine VLCCs and two Suezmax tankers, which commenced trading in the spot market upon redelivery from time charter contracts, resulting in an increase in revenues of $28.3 million.

The increase in other income in the three months ended September 30, 2012 compared to the three months ended September 30, 2011 is primarily due to an increase in income earned from the commercial management of related party and third party vessels and an increase in administrative revenues derived from related parties and third parties.

Voyage expenses and commissions mainly consist of bunkers (fuel), port expenses and commissions and mainly relate to voyage charters. Voyage expenses and commissions decreased in the three months ended September 30, 2012 compared to the three months ended September 30, 2011 in line with the decrease in voyage charter revenues in that period.

Time charter revenues decreased in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 primarily due to the following reasons:

•	Nine VLCCs and two Suezmax tankers commenced trading in the spot market upon redelivery from time charter contracts, resulting in a decrease in revenues of $38.0 million.

•	One VLCC and two Suezmax tankers were sold to Frontline 2012 in December 2011, resulting in a decrease in revenues of $19.0 million.

•	The time charter contracts on four OBO carriers ended, resulting in a decrease in revenues of $11.7 million.

•	The time charter rates on three OBO carriers were reduced in 2011, resulting in a decrease in revenues of $14.2 million.

Bare boat charter revenues decreased in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 primarily due to the following reasons:

•	A loss provision for unpaid charter hire of $5.5 million, which was recorded in the third quarter of 2012.

•	The rates on two single hull VLCCs were reduced resulting in a decrease in revenues of $3.6 million.

•	The termination of the bare boat contracts on two single hull VLCCs resulting in a decrease in revenues of $2.5 million.

Voyage charter revenues decreased in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 primarily due to the following reasons:

•	Five VLCCs were sold to Frontline 2012 in December 2011 resulting in a decrease in revenues of $71.4 million.

•	Six vessels, which were chartered-in were redelivered by the Company, resulting in a decrease in revenues of $54.6 million.

•	Five Suezmax tankers were sold to unrelated third parties, resulting in a decrease in revenues of $31.9 million.

These factors were partially offset by:

•	Nine VLCCs and two Suezmax tankers, which commenced trading in the spot market upon redelivery from time charter contracts, resulting in an increase in revenues of $73.2 million.

•	An increase in the average daily time charter equivalent ("TCE") rates earned by the double hull VLCCs and double hull Suezmax tankers, resulting in an increase in revenues of $15.3 million.

The increase in other income in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 is primarily due to an increase in income earned from the commercial management of related party and third party vessels and an increase in administrative revenues derived from related parties and third parties.

Voyage expenses and commissions decreased in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 in line with the decrease in voyage charter revenues in that period.

Gain from sale of assets and amortization of deferred gains

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Net (loss) gain on lease terminations	(500)	—	10,119	(12,548)
(Loss) gain on sale of assets	—	—	(2,109)	9,666
Amortization of deferred gains	3,788	3,787	11,363	7,866
	3,288	3,787	19,373	4,984

The net (loss) gain on lease terminations in each period presented all relate to the termination of leases for vessels that were leased in by the Company. The net gain on lease terminations in the nine months ended September 30, 2012 includes (i) a gain of $10.6 million resulting from the termination of the long-term charter party agreement for Titan Orion (ex-Front Duke), and (ii) a loss of $0.5 million resulting from the termination of the long-term charter party agreements for Front Striver and Front Rider. The net loss on lease terminations in the three months ended September 30, 2012 is the result of the termination of the long-term charter party agreements for the Front Striver and the Front Rider.

The net loss on lease terminations in the nine months ended September 30, 2011 includes (i) a loss of $17.8 million resulting from the termination of the long-term charter party agreements for the Front Leader and the Front Breaker, and (ii) a gain of $5.3 million resulting from the termination of the charter party agreements for the Front Ace and the Ticen Sun (ex-Front Highness).

The loss on sale of assets in the nine months ended September 30, 2012 represents the loss from the sale of the Front Alfa. The gain on sale of assets in the nine months ended September 30, 2011 represents the gain resulting from the sales and lease backs of the Front Shanghai (renamed Gulf Eyadah) and the Front Eagle (renamed DHT Eagle).

The amortization of deferred gains in the three and nine months ended September 30, 2012 and September 30, 2011 represents the amortization of the deferred gains resulting from the sales and lease backs of the Front Shanghai (renamed Gulf Eyadah) and the Front Eagle (renamed DHT Eagle).

Ship operating expenses

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
VLCC	25,664	23,525	68,165	73,857
Suezmax	8,182	17,880	22,984	50,553
Suezmax OBO	2,754	3,973	10,362	23,502
Total ship operating expenses	36,600	45,378	101,511	147,912

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry dockings, lubricating oils and insurance.

VLCC operating costs increased in the three months ended September 30, 2012 compared to the three months ended September 30, 2011 primarily due to the dry docking of four vessels during the third quarter of 2012 compared to no vessels dry docked in the third quarter of 2011, resulting in an increase in operating costs of $6.0 million. This was partially offset by a $4.0 million decrease in operating costs resulting from the sale of six vessels to Frontline 2012 in December 2011.

Suezmax operating costs decreased in the three months ended September 30, 2012 compared to the three months ended September 30, 2011 primarily due to the following reasons:

•
Four vessels and one vessel, which were sold to unrelated third parties in the fourth quarter of 2011 and the first quarter of 2012, respectively, resulting in a decrease in operating costs of $4.6 million.

•	Four vessels, which were sold to Frontline 2012 in December 2011, resulting in a decrease in operating costs of $2.8 million.

•	A $1.7 million decrease in dry docking costs as only one vessel dry docked in the third quarter of 2012 compared with three vessels dry docked in the third quarter of 2011.

OBO operating costs decreased in the three months ended September 30, 2012 compared to the three months ended September 30, 2011 primarily due to the following reasons:

•	A $1.3 million decrease in crew costs, spares and repairs and maintenance costs.

•	One chartered-in vessel was redelivered by the Company during the third quarter of 2012, resulting in a decrease in operating costs of $0.6 million.

These factors were partially offset by an increase in dry docking costs of $0.7 million.

VLCC operating costs decreased in the nine months ended September 30, 2012 compared to the nine months ended 2011 primarily due to the following reasons:

•	The sale of six vessels to Frontline 2012 in December 2011 resulting in a decrease in operating costs of $13.6 million.

•	The sale and time charter-in of two vessels and the termination of a leases on two single hull vessels resulting in a decrease in operating costs of $2.6 million.

This was partially offset by a $11.4 million increase in dry docking costs due to six vessels dry docked in the nine months ended September 30, 2012 compared to no vessels dry docked in the nine months ended September 30, 2011.

Suezmax operating costs decreased in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 primarily due to the following reasons:

•
Four vessels and one vessel, which were sold to unrelated third parties in the fourth quarter of 2011 and the first quarter of 2012, respectively, resulting in a decrease in operating costs of $11.8 million.

•	Four vessels, which were sold to Frontline 2012 in December 2011 resulting in a decrease in operating costs of $8.7 million.

•	One chartered-in vessel was redelivered by the Company during the third quarter of 2012 resulting in a decrease in operating costs of $3.2 million.

•
A $1.7 million decrease in dry docking costs as only two vessels dry docked in the nine months ended September 30, 2012 compared with five vessels dry docked in the nine months ended September 30, 2011.

•	A decrease in operating costs of $2.4 million due to lower crew expenses, repair and maintenance, spares and store and supplies.

OBO operating costs decreased in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 primarily due to the following reasons:

•	A $6.0 million decrease in dry docking costs as one vessel dry docked in the nine months ended September 30, 2012 compared with four vessels dry docked in the nine months ended September 30, 2011.

•	Three chartered-in vessels were redelivered by the Company during the nine months ended September 30, 2012 resulting in a decrease in operating costs of $4.6 million.

•	A decrease in operating costs of $2.2 million due to lower repairs and maintenance and spares.

Profit share (income) expense and contingent rental expense

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Profit share (income) expense	—	(1,581)	—	829
Contingent rental expense	9,904	—	42,631	—

Profit share (income) expense in the three and nine months ended September 30, 2011 relates to the vessels leased from Ship Finance and was calculated as 20% of TCE in excess of daily base charter hire. This profit share is calculated quarterly on a cumulative basis and this calculation resulted in a credit to the statement of operations in the three months ended September 30, 2011.

In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit share and $56.0 million was a release of restricted cash serving as security for charter payments. In December 2011, the Company also agreed to a rate reduction on four vessels whereby the Company will pay a reduced rate and an additional amount dependent on the actual market rate. The contingent rental expense in the three and nine months ended September 30, 2012 represents the additional compensation accrued as a result of these charter party amendments.

The profit share relating to the vessels leased from Ship Finance above the original threshold rates was increased from 20% to 25% with effect from January 1, 2012. In the nine months ended September 30, 2012, total profit share due to Ship Finance was $nil and so the $50.0 million non-refundable prepayment of profit share in December 2011 remains unchanged at September 30, 2012. Profit share will only be recognized in the financial statements when the accrued profit share is more than the non-refundable prepayment of profit share.

Charter hire expense

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Charter hire expense	8,880	16,740	31,099	50,843

Charter hire expense has decreased in the three months ended September 30, 2012 compared with the three months ended September 30, 2011 primarily due to the redelivery by the Company of four double-hull VLCCs, one single-hull VLCC and one Suezmax tanker resulting in a decrease in charter hire expense of $11.4 million. This was partially offset by:

•
The charter hire expense on two vessels, which were chartered in from Frontline 2012 from January 1, 2012 on floating rate time charters (for which there is an equal amount of voyage charter revenues), resulting in a increase in charter hire expense of $2.0 million.

•	A reduction in offhire days, resulting in an increase in charter hire expense of $0.8 million.

•	An increase in the provision for loss making charters, resulting in an increase in charter hire expense of $0.7 million.

Charter hire expense has decreased in the nine months ended September 30, 2012 compared with the nine months ended September 30, 2011 primarily due to the following reasons:

•	The redelivery by the Company of six double-hull VLCCs, three single-hull VLCCs and three Suezmax tankers, resulting in a decrease in charter hire expense of $35.7 million.

•	A rate reduction on one VLCC, resulting in a decrease in charter hire expense of $1.4 million.

•	A decrease in the provision for loss making charters, resulting in a decrease in charter hire expense of $1.4 million.

These factors were partially offset by:

•	The sale and leasebacks of two VLCCs, resulting in an increase in charter hire expense of $5.7 million.

•
The charter hire expense on two vessels, which were chartered in from Frontline 2012 from January 1, 2012 on floating rate time charters (for which there is an equal amount of voyage charter revenues), resulting in a increase in charter hire expense of $8.3 million.

•	A reduction in offhire days, resulting in an increase in charter hire expense of $4.8 million

Administrative expenses

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Administrative expenses	8,338	9,871	24,701	26,489

Administrative expenses have decreased in the three months ended September 30, 2012 compared with the three months ended September 30, 2011 primarily due to a decrease in employee related costs, stock compensation and audit fees.

Administrative expenses have decreased in the nine months ended September 30, 2012 compared with the nine months ended September 30, 2011 primarily due to a decrease in employee related costs and stock compensation.

Impairment loss on vessels and depreciation

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Impairment loss on vessels	—	121,443	13,141	121,443
Depreciation	28,301	49,603	86,892	151,540

The impairment loss in the nine months ended September 30, 2012 relates to three OBO carriers held under capital lease, which was recorded in the second quarter of 2012. One of the leases was terminated in the third quarter of 2012 and the remaining two leases are expected to terminate in the fourth quarter of 2012.

The impairment loss in the three and nine months ended September 30, 2011 relates to five double hull Suezmax tankers. Four of these vessels were sold in the fourth quarter of 2011. The remaining vessel was sold in the first quarter of 2012.

Depreciation has decreased in the three and nine months ended September 30, 2012 compared with the three and nine months ended September 30, 2011 as a result of (i) the five double-hull Suezmax tankers, which were sold to unrelated third parties between October 2011 and March 2012, (ii) the reduction in the carrying cost of vessels held under capital lease following the restructuring in December 2011, and (iii) the ten vessels that were sold to Frontline 2012 in December 2011.

Interest income

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Interest income	40	251	90	3,929

Interest income has decreased in the three months ended September 30, 2012 compared with the three months ended September 30, 2011 primarily as a result of reduced interest income in ITCL as a result of the utilization of restricted cash balances in the ITCL group to settle a capital lease obligation in July 2011.

Interest income has decreased in the nine months ended September 30, 2012 compared with the nine months ended September 30, 2011 primarily as a result of reduced interest income in ITCL as a result of the utilization of restricted cash balances in the ITCL group to settle a capital lease obligation in July 2011 and the termination of a funding agreement in ITCL in March 2011.

Interest expense

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Interest expense	(23,551)	(32,522)	(71,813)	(104,309)

Interest expense has decreased in the three and nine months ended September 30, 2012 compared with the three and nine months ended September 30, 2011 due to the restructuring in December 2011, which resulted in a reduction in obligations under capital lease and the elimination of bank debt.

Equity (losses) income from unconsolidated subsidiaries and associated companies

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Equity (losses) income from unconsolidated subsidiaries and associated companies	(92)	(111)	167	(411)

As of September 30, 2012, the Company accounted for five investees (September 30, 2011: three investees) under the equity method.

The Company recognized a gain of $0.7 million in the second quarter of 2012 on the dilution of its ownership in Frontline 2012 from 8.8% to 7.9% following the private placement by Frontline 2012 in May 2012.

Other non-operating items

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Other non-operating items	341	1,707	4,317	9,969

Other non-operating items in the three months ended September 30, 2011 largely comprises a gain of $1.6 million on freight forward agreements.

Other non-operating items in the nine months ended September 30, 2012 largely comprises a gain of $4.6 million arising on the purchase by the Company of $10.0 million notional value of its convertible bonds and a loss of $1.2 million on freight forward agreements. Other non-operating items in the nine months ended September 30, 2011 largely comprises a gain of $8.8 million arising on the termination of a funding agreement in ITCL and a gain of $1.3 million on freight forward agreements.

Net loss (income) attributable to noncontrolling interest

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Net loss (income) attributable to noncontrolling interest	236	388	664	(1,036)

Net loss (income) attributable to noncontrolling interest represents the noncontrolling interest’s 17.53% interest in the loss (income) of ITCL in the relevant period.

Liquidity and Capital Resources

Our short-term liquidity requirements relate to payment of operating costs (including dry docking), lease payments for our chartered in fleet, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our customers. Revenues from time charters and bare boat charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of the convertible bond and funding any payments we may be required to make due to lessor put options on certain vessels we charter-in. Sources of funding our long-term liquidity requirements include new loans or equity issues, public and private debt offerings, vessel sales and sale and leaseback arrangements.

Net cash provided by operating activities was $44.9 million in the nine months ended September 30, 2012 compared with $37.8 million in the nine months ended September 30, 2011. The Company's reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates, which have recently been adversely impacted by the imbalance between supply and demand for vessels. Any increase or decrease in the average TCE rates earned by the Company's vessels in periods subsequent to September 30, 2012, compared with the actual TCE rates achieved during 2012, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. As of November 2012, we have average total cash break even rates for the remainder of 2012 on a TCE basis of approximately $16,200 for our Suezmax tankers and approximately $23,400 for our VLCCs. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expense, bare boat hire and corporate overhead costs in 2012. These rates do not take into account capital expenditures. Furthermore, vessels on short term time charter-in, the vessels on bare boat charters out and the ITCL vessels are not included in the break even rates.

As of September 30, 2012 and December 31, 2011, we had cash and cash equivalents of $164.5 million and $160.6 million, respectively. As of September 30, 2012 and December 31, 2011, we had restricted cash and investments of $75.7 million and $100.6 million, respectively. Restricted cash balances at September 30, 2012, include $74.2 million (2011: $99.3 million) held by ITCL and these balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments, which would otherwise be paid out of our cash balances and may also be used to fund the operating expenses of certain vessels in accordance with contractual arrangements. The decrease in the ITCL restricted cash deposits is primarily due to the payment of principal and interest and operating expenses.

In December 2011, in conjunction with a Board approved restructuring, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. We paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit share and $56.0 million was a release of restricted cash serving as security for charter payments. We will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In addition, the profit share above the original threshold rates was increased from 20% to 25%. As a result, our obligations under capital leases have been reduced by $126.5 million at December 31, 2011, with a corresponding reduction in vessels under capital leases. Obligations under capital leases have also been reduced by the $106.0 million compensation payment to Ship Finance. In the nine months ended September 30, 2012, total profit share due to Ship Finance was $nil and so the $50.0 million non-refundable prepayment of profit share in December 2011 remains unchanged at September 30, 2012. Profit share will only be recognized in the financial statements when the accrued profit share is more than the non-refundable prepayment of profit share.

In December 2011, the Company paid $25.0 million for 8,771,000 ordinary shares of Frontline 2012 in a private placement of 100 million new ordinary shares at a subscription price of $2.85 per share by Frontline 2012.

In March 2012, the Company sold the Suezmax Front Alfa to an unrelated third party. All bank debt, which was $12.9 million, pertaining to the vessel was prepaid in December 2011.

In March 2012, the Company purchased $10.0 million notional value of its convertible bonds for $5.4 million

In May 2012, the Company paid $13.3 million for 3,546,000 ordinary shares of Frontline 2012 in a private placement of 56 million new ordinary shares at a subscription price of $3.75 per share by Frontline 2012.

As of November 29, 2012, the Company was committed to make newbuilding installments of $94.2 million with expected payments of $6.3 million in 2012 and $87.9 million in 2013.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;

•	our ability to generate cash to service our indebtedness;

•	our ability to continue to satisfy our covenants, or obtain waivers relating to such covenants from our lenders;

•	our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our counterparties' ability or willingness to honor their obligations under agreements with us;

•	fluctuations in currencies and interest rates;

•	general market conditions including fluctuations in charter hire rates and vessel values;

•	changes in supply and generally the number, size and form of providers of goods and services in the markets in which we operate;

•	changes in demand in the markets in which we operate;

•	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries' petroleum production levels and world-wide oil consumption and storage;

•	developments regarding the technologies relating to oil exploration;

•	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

•	increased inspection procedures and more restrictive import and export controls;

•	the imposition of sanctions by the Office of Foreign Assets Control of he Department of the U.S. Treasury or pursuant to other applicable laws or regulations against us or any of our subsidiaries;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	performance of our charterers and other counterparties with whom we deal;

•	timely delivery of vessels under construction within the contracted price;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents;

•	piracy or political events; and

•
other important factors described under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2011, as well as those described from time to time in the reports filed by us with the Commission.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. We may also from time to time make forward-looking statements in other periodic reports that we will file with the Commission, in other information sent to our security holders, and in other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.
We undertake no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page

Interim Condensed Consolidated Statements of Operations for the three and nine-months ended September 30, 2012 and September 30, 2011 (unaudited)	14
Interim Condensed Consolidated Statements of Comprehensive Loss for the three and nine-months ended September 30, 2012 and September 30, 2011 (unaudited)	15
Condensed Consolidated Balance Sheets as of September 30, 2012 and December 31, 2011 (unaudited)	16
Interim Condensed Consolidated Statements of Cash Flows for the nine-months ended September 30, 2012 and September 30, 2011 (unaudited)	18
Condensed Consolidated Statements of Changes in Equity for the nine months ended September 30, 2012 and September 30, 2011 (unaudited)	19
Notes to Unaudited Condensed Consolidated Financial Statements	20

Frontline Ltd.
Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2012 and September 30, 2011
(Unaudited)
 (in thousands of $, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Operating revenues
Time charter revenues	23,300	50,987	101,486	180,481
Bareboat charter revenues	4,005	11,503	24,156	36,970
Voyage charter revenues	93,561	106,697	327,175	396,061
Other income	5,943	4,727	17,854	14,609
Total operating revenues	126,809	173,914	470,671	628,121
Gain from sale of assets and amortization of deferred gains	3,288	3,787	19,373	4,984
Voyages expenses and commissions	64,049	72,061	189,525	228,114
Profit share (income) expense	—	(1,581)	—	829
Contingent rental expense	9,904	—	42,631	—
Ship operating expenses	36,600	45,378	101,511	147,912
Charter hire expense	8,880	16,740	31,099	50,843
Administrative expenses	8,338	9,871	24,701	26,489
Impairment loss on vessels	—	121,443	13,141	121,443
Depreciation	28,301	49,603	86,892	151,540
Total operating expenses	156,072	313,515	489,500	727,170
Net operating (loss) income	(25,975)	(135,814)	544	(94,065)
Other income (expenses)
Interest income	40	251	90	3,929
Interest expense	(23,551)	(32,522)	(71,813)	(104,309)
Equity (losses) income from unconsolidated subsidiaries and associated companies	(92)	(111)	167	(411)
Foreign currency exchange gain	79	21	100	171
Other non-operating items	341	1,707	4,317	9,969
Net other expenses	(23,183)	(30,654)	(67,139)	(90,651)
Net loss before income taxes and noncontrolling interest	(49,158)	(166,468)	(66,595)	(184,716)
Income tax expense	(95)	(76)	(257)	(183)
Net loss	(49,253)	(166,544)	(66,852)	(184,899)
Net loss (income) attributable to noncontrolling interest	236	388	664	(1,036)
Net loss attributable to Frontline Ltd.	(49,017)	(166,156)	(66,188)	(185,935)

Loss per share attributable to Frontline Ltd. stockholders:
Basic and diluted loss per share ($)	(0.63)	(2.13)	(0.85)	(2.39)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Loss for the three and nine months ended September 30, 2012 and September 30, 2011
(Unaudited)
 (in thousands of $)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Comprehensive loss
Net loss	(49,253)	(166,544)	(66,852)	(184,899)
Unrealized gains (losses) from marketable securities	5	(368)	466	(624)
Foreign currency translation gains (losses)	49	(108)	75	(6)
Other comprehensive income (loss)	54	(476)	541	(630)
Comprehensive loss	(49,199)	(167,020)	(66,311)	(185,529)

Comprehensive loss attributable to stockholders of Frontline Ltd.	(48,963)	(166,632)	(65,647)	(186,565)
Comprehensive (loss) income attributable to noncontrolling interest	(236)	(388)	(664)	1,036
	(49,199)	(167,020)	(66,311)	(185,529)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd
Condensed Consolidated Balance Sheets as of September 30, 2012 and December 31, 2011
(Unaudited)
(in thousands of $)

	2012	2011
ASSETS
Current assets
Cash and cash equivalents	164,484	160,566
Restricted cash and investments	75,735	100,566
Marketable securities	1,172	685
Trade accounts receivable, net	43,063	46,007
Related party receivables	8,237	15,805
Other receivables	17,792	14,398
Inventories	44,636	40,370
Voyages in progress	24,246	24,449
Prepaid expenses and accrued income	8,172	5,735
Investment in finance lease	2,066	1,824
Total current assets	389,603	410,405
Long term assets
Newbuildings	20,144	13,049
Vessels and equipment, net	287,444	312,292
Vessels and equipment under capital lease, net	934,397	1,022,172
Investment in unconsolidated subsidiaries and associated companies	40,805	27,340
Deferred charges	1,373	1,780
Investment in finance lease	51,952	53,531
Total assets	1,725,718	1,840,569

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	21,572	19,521
Current portion of obligations under capital leases	54,171	55,805
Related party payables	43,870	10,775
Trade accounts payable	6,361	5,707
Accrued expenses	42,314	50,376
Deferred charter revenue	2,916	5,630
Other current liabilities	19,603	19,570
Total current liabilities	190,807	167,384
Long-term debt	463,292	493,992
Obligations under capital leases	916,494	957,431
Deferred gains on sales of vessels	2,899	6,184
Other long-term liabilities	4,326	2,099
Total liabilities	1,577,818	1,627,090
Commitments and contingencies
Equity
Share capital (77,858,502 shares outstanding, par value $2.50)	194,646	194,646
Additional paid in capital	732	225,769

Contributed surplus	474,129	248,360
Accumulated other comprehensive loss	(4,238)	(4,779)
Retained deficit	(529,200)	(463,012)
Total equity attributable to Frontline Ltd.	136,069	200,984
Noncontrolling interest	11,831	12,495
Total equity	147,900	213,479
Total liabilities and equity	1,725,718	1,840,569

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2012 and September 30, 2011
(Unaudited)
(in thousands of $)

	2012	2011

Net cash provided by operating activities	44,872	37,806

Change in restricted cash	24,831	98,906
Additions to newbuildings, vessels and equipment	(1,501)	(78,980)
Finance lease payments received	1,336	1,123
Proceeds from sale of vessels and equipment	12,224	148,335
Proceeds from sale of investments	—	46,547
Net investment in associated companies	(13,548)	—
Net cash provided by investing activities	23,342	215,931

Proceeds from long term debt, net of fees paid	—	70,559
Repayment of long-term debt	(24,049)	(131,167)
Repayment of capital leases	(40,247)	(161,612)
Dividends paid	—	(17,129)
Net cash used in financing activities	(64,296)	(239,349)

Net increase in cash and cash equivalents	3,918	14,388
Cash and cash equivalents at start of period	160,566	176,639
Cash and cash equivalents at end of period	164,484	191,027

Significant Non-Cash Investing Activities
Two newbuilding installments of $3.1 million each have been accrued at September 30, 2012.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the nine months ended September 30, 2012 and September 30, 2011
(Unaudited)
(in thousands of $, except number of shares)

	2012	2011

Number of share outstanding
Balance at beginning and end of the period	77,858,502	77,858,502

Share capital
Balance at beginning and end of the period	194,646	194,646

Additional Paid In Capital
Balance at beginning of the period	225,769	224,245
Stock option expense	732	1,251
Transfer to Contributed Surplus	(225,769)	—
Balance at end of the period	732	225,496

Contributed Surplus
Balance at beginning of the period	248,360	248,360
Transfer from Additional Paid In Capital	225,769	—
Balance at end of the period	474,129	248,360

Accumulated Other Comprehensive Loss
Balance at beginning of the period	(4,779)	(3,836)
Other comprehensive income (loss)	541	(630)
Balance at end of the period	(4,238)	(4,466)

Retained Deficit
Balance at beginning of the period	(463,012)	83,718
Net loss	(66,188)	(185,935)
Cash dividends	—	(17,129)
Balance at end of the period	(529,200)	(119,346)

Total equity attributable to Frontline Ltd.	136,069	544,690

Noncontrolling Interest
Balance at beginning of the period	12,495	11,904
Net (loss) income	(664)	1,036
Balance at end of the period	11,831	12,940

Total Equity	147,900	557,630

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on April 27, 2012. The results of operations for the interim period ended September 30, 2012 are not necessarily indicative of the results for the entire year ending December 31, 2012.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities in which the Company is deemed to be the primary beneficiary. All inter company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2011. Two additional policies for "Discontinued operations" and "Contingent rental expense" and an expansion of the policy for "Gains (losses) on sale of assets and amortization of deferred gains" are given below.

Discontinued operations
The Company has determined that an individual vessel within a vessel class is not a component (as defined in ASC 205-20) as the Company does not believe that the operations of an individual vessel can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and will present the operations of a vessel class as discontinued when all of those vessels either meet the criteria for held for sale or are sold.

Contingent rental expense
The contingent rental expense represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels whereby the Company will pay a reduced rate and an additional amount dependent on the actual market rate. The contingent rental expense represents the additional amounts accrued as a result of these charter party amendments.

Gains (losses) on sale of assets and amortization of deferred gains
Gains (losses) on sale of assets and amortization of deferred gains includes gains (losses) from the sale of vessels, gains (losses) from the termination of leases for vessels which are chartered in and the amortization of deferred gains. Gains (losses) from the sale of assets are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel. Gains (losses) from the termination of leases for vessels which are chartered in are recognized when the lease is effectively terminated and the vessel has been redelivered to the owner.

A deferred gain will arise when the Company enters into a sale-leaseback transaction regarding a vessel and the Company does not relinquish the right to substantially all of the remaining use of the vessel. This deferred gain will be amortized in proportion to the gross rental payments over the minimum term of the lease.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Changes in accounting pronouncements adopted in the current period:

ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Many of the changes here are clarifications of existing guidance or wording changes to align with IFRS 13. The new measurement guidance did not have an impact on the Company's consolidated financial statements and the new disclosure requirements are in Note 16 "Financial Instruments".

ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU gives an entity the option in its annual goodwill impairment test to first assess revised qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. There is no impact on the Company as a result of this guidance.

4. RESTRUCTURING

On December 31, 2011 in conjunction with a board approved restructuring plan, the Company completed the sale of 15 wholly-owned SPCs to Frontline 2012. These SPCs held six VLCCs (including one on time charter), four Suezmax tankers and five VLCC newbuilding contracts. The SPCs were sold at fair market value of $1,120.7 million, which was the average of three independent broker valuations. As part of the transaction, Frontline 2012 assumed the obligation to pay $666.3 million in bank debt related to the vessels and $325.5 million in remaining commitments to the yard under the newbuilding contracts. The transaction is summarized as follows:

(in thousands of $)
Proceeds from sale of shares in subsidiaries	128,882
Outstanding newbuilding installments transferred	325,500
Debt transferred	666,318
Fair market value of assets sold to Frontline 2012	1,120,700
Net book value of vessels sold	(864,865)
Net book value of newbuilding contracts sold	(237,057)
Outstanding newbuilding installments transferred	(325,500)
Legal fees	(250)
Loss on sale	(306,972)

In addition, net working capital balances of $10.5 million were purchased by Frontline 2012. This balance was unpaid at December 31, 2011 and is included in amounts due from related parties.

On December 16, 2011, Frontline 2012 completed a private placement of 100,000,000 new ordinary shares of par value $2.00 per share at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the Norwegian Over the Counter list, or NOTC, in Oslo on December 30, 2011. The Company was allocated 8,771,000 shares, representing approximately 8.8% of the share capital of Frontline 2012 for which it paid $25.0 million. The Company has accounted for its investment in Frontline 2012 under the equity method (see Note 13). There are no discontinued operations associated with this transaction.

The Company will initially manage Frontline 2012 through its wholly owned subsidiary, Frontline Management (Bermuda) Ltd.. Frontline 2012 plans to establish its own management team in the future.

Following the restructuring, the Company's operating fleet was reduced from 58 vessels to 48 vessels, including the nine vessels owned through ITCL. In addition, newbuilding commitments reduced from $437.9 million to $112.4 million relating to two Suezmax tanker newbuilding contracts. Bank debt was eliminated following a prepayment of a $12.9 million loan associated with a vessel, which was not part of the transaction with Frontline 2012, and the prepayment of ITCL's $33.0 million bank loan.

As part of the restructuring, the Company obtained agreements with its major counter parties to reduce the gross charter payment commitments under existing chartering arrangements by approximately $293.0 million for the period from January 1, 2012 to December 31, 2015. The Company will compensate the counter parties with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. Some of the counter parties will receive some additional compensation for earnings achieved above the original contract rates.

5. IMPAIRMENT OF LONG-TERM ASSETS

The Company recorded an impairment loss of $13.1 million in the three months ended June 30, 2012. This loss relates to three OBO carriers, which are held under capital lease – Front Rider ($4.9 million), Front Climber ($4.2 million) and Front Driver ($4.0 million). The impairment loss recorded on each vessel was equal to the difference between the sum of the obligation under the capital lease and the expected termination payment to Ship Finance less the carrying value of the leased vessel. The losses relating to Front Rider and Front Climber were the expected losses on the lease terminations in July and October, respectively. The loss relating to Front Driver is the expected loss on the expected lease termination in November 2012.

The Company recorded an impairment loss of $121.4 million in the three months ended September 30, 2011 in respect of five double hull Suezmax tankers built between 1992 and 1996. The impairment loss recorded on each vessel was equal to the difference between the vessel's carrying value and its estimated fair value. Four of these vessels were disposed of during the fourth quarter of 2011 and one during 2012.

6. EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the period and net income attributable to Frontline Ltd. The exercise of stock options using the treasury stock method was anti-dilutive for all periods presented as the exercise price was higher than the share price at September 30, 2012 and September 30, 2011. The convertible bonds using the if-converted method were anti dilutive for all periods presented and, therefore, 5,769,231 shares were excluded from the denominator in each calculation.

The components of the numerator for the calculation of basic EPS and diluted EPS are as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Net loss attributable to Frontline Ltd.	(49,017)	(166,156)	(66,188)	(185,935)

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Weighted average number of ordinary shares (000s)	77,859	77,859	77,859	77,859

7. GAIN ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

Gain on sale of assets and amortization of deferred gains in the three and nine months ended September 30, 2012 and September 30, 2011 are summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Net (loss) gain on lease terminations	(500)	—	10,119	(12,548)
(Loss) gain on sale of assets	—	—	(2,109)	9,666
Amortization of deferred gains	3,788	3,787	11,363	7,866
	3,288	3,787	19,373	4,984

8. LEASES

Rental expense
As of September 30, 2012, the Company leased in 33 vessels on long-term time charters and bare boat charters from third parties and related parties.  Two of these long-term charters and bare boat charters are classified as operating leases and 31 are classified as capital leases. In addition, a further two vessels are leased in from third parties on short-term fixed rate charters and are classified as operating leases. The Company's long-term capital leases with Ship Finance and special purpose lessor entities are disclosed in Note 12.

The Company is also committed to make rental payments to third parties and related parties under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

(in thousands of $)
Year ending September 30,
2013	12,539
2014	1,924
2015	1,636
2016	519
2017	147
Thereafter	—
Total minimum lease payments	16,765

Total rental expense for operating leases was $33.0 million and $52.8 million for the nine months ended September 30, 2012 and September 30, 2011, respectively.

Rental income
The minimum future revenues to be received on time and bare boat charters which are accounted for as operating leases and other contractually committed income as of September 30, 2012 are as follows:

(in thousands of $)
Year ending September 30,
2013	90,459
2014	26,155
2015	—
2016	—
2017	—
Thereafter	—
Total minimum lease payments	116,614

The cost and accumulated depreciation of the vessels leased to third parties as of September 30, 2012 were approximately $516.6 million and $238.4 million, respectively. The cost and accumulated depreciation of the vessels leased to third parties as of December 31, 2011 were approximately $1,261.6 million and $542.7 million, respectively. None of the vessels currently leased to third parties are leased in on operating leases by the Company.

As of September 30, 2012, the Company leased out ten of its vessels to third parties on time and bare boat charters under operating leases with initial periods ranging between one month and two years. At September 30, 2012, the Company also leased out one vessel, which was classified as an investment in a finance lease, with an initial period of 20 years.

9. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable at September 30, 2012 are stated net of a provision for doubtful accounts of $10.0 million (December 31, 2011: $4.5 million). The movement in the balance is due to an increase in the provision during the nine months ended September 30, 2012.

10. NEWBUILDINGS

Five VLCC newbuilding contracts were sold to Frontline 2012 in December 2011 (see Note 4), which left the Company with two Suezmax newbuilding contracts at December 31, 2011. No installments were paid in the nine months ended September 30, 2012. Two installments of $3.1 million each have been accrued at September 30, 2012.

11. VESSELS AND EQUIPMENT, NET

Movements in the nine months ended September 30, 2012 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Carrying Value
Balance at December 31, 2011	459,312	(147,020)	312,292
Purchases	651	—
Disposals	(51,960)	40,290
Other movements	(92)	170
Depreciation	—	(13,907)
Balance at September 30, 2012	407,911	(120,467)	287,444

The Company sold its 1993-built double hull Suezmax tanker, Front Alfa, in March 2012.

12. VESSELS UNDER CAPITAL LEASE, NET

Movements in the nine months ended September 30, 2012 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Carrying Value
Balance at December 31, 2011	2,073,779	(1,051,607)	1,022,172
Disposals	(33,395)	31,746
Impairment loss	—	(13,141)
Depreciation	—	(72,985)
Balance at September 30, 2012	2,040,384	(1,105,987)	934,397

Depreciation expense for vessels under capital lease was $73.0 million and $97.3 million for the nine months ended September 30, 2012 and September 30, 2011, respectively.

The outstanding obligations under capital leases are payable as follows:

(in thousands of $)
Year ending September 30,
2013	115,082
2014	113,567
2015	111,572
2016	171,263
2017	141,335
Thereafter	698,471
Minimum lease payments	1,351,290
Less: imputed interest	(380,625)
Present value of obligations under capital lease	970,665

As of September 30, 2012, the Company held 31 vessels under capital leases (2011: 32 vessels), of which 27 (2011: 28 vessels) are leased from Ship Finance. These leases are for initial terms that range from 8 to 22 years. The remaining periods on these leases at September 30, 2012, range from 2 to 14 years.

Four of these vessels (2011: four) are leased by the Company from special purpose lessor entities which, were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to the Company, and has no other activities. Prior to the adoption of ASC 810, these special purpose entities were not consolidated by the Company. The Company has determined that these entities are variable interest entities. The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders. Our lease agreements with the leasing entities do not give us any right to obtain this information and the Company has been unable to obtain this information by other means. Accordingly the Company is unable to determine the primary beneficiary of these leasing entities. As of September 30, 2012, the original cost to the lessor of the assets under such arrangements was $258 million (2011: $258.0 million). As of September 30, 2012 and December 31, 2011, the Company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $36 million.

Put options on vessels under capital leases are recorded as part of the lease's minimum lease payments. Lease liabilities are amortized so that the remaining balance at the date the put option becomes exercisable is equal to the put option amount. An additional liability is recognized based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. As of September 30, 2012, no such additional liability had arisen. On December 30, 2011, the Company agreed to a rate reduction on all these vessels whereby the Company will pay a reduced rate and an additional amount (contingent rental expense) dependent on the actual market rate. The contingent rental expense due on these vessels as of September 30, 2012 is $2.6 million. Annual renewals which were at the owners option were replaced with a fixed term of January 1, 2012 to December 31, 2015 and the purchase options that the Company had previously held were removed. A profit share payment will be due at the end of the lease based on 25% of the excess of the aggregate of market index rates over the aggregate of the original rates. As a result of the reassessment of leases whereby all four leases remained as capital leases, capital lease obligations have reduced by $29.8 million, with a corresponding reduction in vessels under capital lease in 2011. In the nine months ended September 30, 2012, total profit share of $nil has been accrued. The following table discloses information about the Company's activity with these non-consolidated lessor entities in the three and nine months ended September 30, 2012 and September 30, 2011:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Exercise of purchase option	—	—	—	56,090
Repayments of principal obligations under capital leases	2,959	4,254	8,649	12,373
Contingent rental (income) expense	(258)	—	2,552	—
Interest expense for capital leases	1,557	2,592	4,801	7,942
Deferred lease obligation	1,517	—	2,419	—

The lessor has options to put these vessels to the Company at the end of the lease term. Gains arising from the sale and leaseback transactions have been deferred and are being amortized over the lease terms.

At September 30, 2012, the Company had four OBO carriers, six double hull Suezmax tankers, and 17 double hull VLCCs on long-term fixed rate leases with Ship Finance which expire from 2015-2027 dependent upon the age of the vessels. The leases contain no optional termination periods, purchase options or put options.

In conjunction to the leases with Ship Finance, the Company has also entered into charter ancillary agreements whereby the Company agrees to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues earned by the Company in excess of the daily base charter hire paid to Ship Finance. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit share and $56.0 million was a release of restricted cash serving as security for charter payments. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates (contingent rental expense). At September 30, 2012, the contingent rental expense due to Ship Finance is $40.1 million. In addition, the profit share above the original threshold rates was increased from 20% to 25%. As a result of this, obligations under capital leases and vessels under capital leases have been reduced by $126.5 million at December 31, 2011. Obligations under capital leases have also been reduced by the $106.0 million compensation payment to Ship Finance. In the nine months ended September 30, 2012, total profit share due to Ship Finance was $nil and so the $50.0 million non-refundable prepayment of profit share in December 2011 remains unchanged at September 30, 2012. Profit share will only be recognized in the financial statements when the accrued profit share is more than the non-refundable prepayment of profit share.

13. EQUITY METHOD INVESTMENTS

As of September 30, 2012 and December 31, 2011 the Company had the following participation in investments that are recorded using the equity method:

	2012	2011
CalPetro Tankers (Bahamas I) Limited	100%	100%
CalPetro Tankers (Bahamas II) Limited	100%	100%
CalPetro Tankers (IOM) Limited	100%	100%
Orion Tankers Limited	50%	50%
Frontline 2012 Ltd.	7.9%	8.8%

In December 2011, the Company established Orion Tankers Ltd, or Orion, a joint venture company with Nordic American Tankers Limited, or NATS. Orion acted as pool manager for the Orion Suezmax tanker pool that was set up following the Company's withdrawal from the Gemini pool. In September 2012, the Company decided to withdraw its vessels from the Orion Suezmax tanker pool and agreed to sell its 50% shareholding in Orion, effective January 1, 2013, to NATS at book value.

In December 2011, Frontline 2012 completed a private placement of 100,000,000 new ordinary shares of $2.00 par value at a subscription price of $2.85, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the NOTC list in Oslo on December 30, 2011. The Company was allocated 8,771,000 shares, representing approximately 8.8% of the share capital of Frontline 2012, for which it paid $25.0 million. The Company equity accounts Frontline 2012 as the Company is deemed to have the ability to exercise significant influence over Frontline 2012 since the Company and Frontline 2012 have two common directors, and Hemen Holding Ltd., which is the principal shareholder in the Company is also the principal shareholder in Frontline 2012.

In May 2012, the Company paid $13.3 million for 3,546,000 shares in a private placement by Frontline 2012 of 56 million new ordinary shares at a subscription price of $3.75 per share. Following the private placement, the Company’s ownership in Frontline 2012 was reduced from 8.8% to 7.9%. The Company recognized a gain, which was included in ‘Share of results from associated companies’, on the dilution of its ownership of $0.7 million in the second quarter of 2012,

Dividends of $nil million were received from equity method investees in the nine months ended September 30, 2012 (nine months ended September 30, 2011: $nil million).

The Company has determined it is not the primary beneficiary of the variable interest entities, CalPetro Tankers (Bahamas I) Limited ("CalPetro BI"), CalPetro Tankers (Bahamas II) Limited ("CalPetro BII") and CalPetro Tankers (IOM) Limited ("CalPetro IOM"), and as such, these entities are being accounted for under the equity method. These companies were incorporated in 1994 for the purpose of acquiring three oil tankers from Chevron Transport Corporation ("Chevron") and concurrently charter these vessels back to Chevron on long-term charter agreements. The companies were acquired by Independent Tankers Corporation ("ITC"), a wholly owned subsidiary of ITCL, which in turn is an 82.47% owned subsidiary of the Company. The Company does not guarantee the debt of these entities and the net assets of the three entities that are not consolidated total $1.8 million (2011: $2.2 million). The Company's exposure is limited to its share of the net assets of these three entities while the Chevron charters are still in place.

Summarized financial statements of investees of which the Company has determined it is not the primary beneficiary and accounts for under the equity method at September 30, 2012 and December 31, 2011 is as follows:

(in thousands of $)	2012	2011
Current assets	11,707	16,142
Non current assets	19,950	25,038
Current liabilities	10,804	10,438
Non current liabilities	19,051	28,577

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Net operating revenues	617	823	1,957	2,573
Net operating income	544	717	1,710	2,275
Net loss	(81)	(111)	(364)	(411)

14. DEBT

The outstanding debt at September 30, 2012 and December 31, 2011 maybe summarized as follow:

(in thousands of $)	2012	2011
U.S. dollar convertible bonds	215,000	225,000
7.84% to 8.04% First Preferred Mortgage Term Notes	268,992	288,137
	483,992	513,137
Credit facilities	872	376
Total debt	484,864	513,513
Less: current portion of long term debt	(21,572)	(19,521)
	463,292	493,992

The outstanding debt as of September 30, 2012 is repayable as follows:

(in thousands of $)
Year ending September 30,
2013	21,572
2014	22,376
2015	239,174
2016	26,134
2017	28,243
Thereafter	147,365
484,864

4.5% Convertible Bonds due 2015
In March 2012, the Company purchased $10.0 million notional value of its convertible bonds for a purchase price of $5.4 million. The Company recognized a gain of $4.6 million, included in Other non-operating items, in the first quarter of 2012. After the purchase, the Company holds 4.4% of the convertible bonds outstanding. The conversion price of the Company’s convertible bonds at September 30, 2012 and December 31, 2011 was $36.5567.

Assets pledged

(in thousands of $)	2012	2011
Vessels and newbuildings	285,320	298,491
Restricted cash and investments	74,163	99,303

15. SHARE CAPITAL

The authorized share capital at September 30, 2012 and December 31, 2011 is as follows:

(in thousands of $, except share data)	2012	2011
125,000,000 ordinary shares of $2.50 each	312,500	312,500

The issued and fully paid share capital at September 30, 2012 and December 31, 2011 is as follows:

(in thousands of $, except share data)	2012	2011
77,858,502 ordinary shares of $2.50 each	194,646	194,646

A resolution was approved at the Company’s 2012 Annual General Meeting on September 21, 2012 such that the share premium account was reduced from $225.8 million to nil and the amount resulting from the reduction be credited to the Contributed Surplus account with immediate effect.

16. FINANCIAL INSTRUMENTS

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Singapore dollars, Danish or Norwegian kroner and risks of two kinds arise as a result:

•	a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows;

•
a translation risk, that is, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements.

Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations. The Company has not entered into derivative contracts for either transaction or translation risk.

Forward freight agreements
During 2011 and the nine months ended September 30, 2012, the Company entered into forward freight agreements for speculative purposes. As of September 30, 2012, the Company had 12 contracts outstanding (December 31, 2011: 25 contracts). The Company recorded a loss on forward freight agreements of $1.2 million in the nine months ended September 30, 2012 (nine months ended September 30, 2011: $1.3 million gain), which is included in "Other non-operating items".

Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of September 30, 2012 and December 31, 2011 are as follows:

	2012		2011
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	164,484	164,484	160,566	160,566
Restricted cash and investments	75,735	75,735	100,566	100,566
Marketable securities	1,172	1,172	685	685
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	268,992	194,271	288,137	249,293
4.5% Convertible Bond	215,000	111,531	225,000	94,500

The estimated fair value of financial assets and liabilities at September 30, 2012 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	164,484	164,484	—	—
Restricted cash and investments	75,735	75,735	—	—
Marketable securities	1,172	1,172	—	—
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	194,271	—	194,271	—
4.5% Convertible Bond	111,531	—	111,531	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents – the carrying values in the balance sheet approximate their fair value.

Restricted cash and investments – the carrying values in the balance sheet approximate their fair value.

Marketable securities – the fair values are based on quoted market prices.

First Preferred Mortgage Term Notes – the fair values are based on the market price achieved in the last significant trading of the notes, adjusted for movements in the fixed income markets up to the year end (level two per ASC Topic 820).

Convertible Bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis
The Company recorded an impairment loss of $13.1 million in the three months ended June 30, 2012 in respect of three OBO carriers, which were held under capital lease (see Note 5). One of these leases was terminated in the third quarter of 2012. At September 30, 2012, two of these vessels, Front Driver and Front Climber, were measured at an aggregate fair value on a nonrecurring basis of $2.5 million, which was determined using level two inputs being the carrying cost of the leased vessel less the impairment loss, which was calculated as the difference between the sum of the obligation under the capital lease and the expected termination payment to Ship Finance less the carrying value of the leased vessel.

The Company recorded an impairment loss of $121.4 million in the nine months ended September 30, 2011 in respect of five double hull Suezmax tankers (see Note 5). At December 31, 2011, one of these vessels, Front Alfa, was measured at fair value on a nonrecurring basis of $11.9 million, which was determined using level two inputs.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, The Bank of New York, DnB Nor Bank ASA and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea and The Bank of New York. However, the Company believes this risk is remote.

17. RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and Ship Finance is entitled to a profit share of the Company's earnings on these vessels under a Charter Ancillary Agreement. This profit share was increased from 20% to 25% with effect from January 1, 2012. A summary of leasing transactions with Ship Finance during the three and nine months ended September 30, 2012 and September 30, 2011 is as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Charter hire paid (principal and interest)	40,910	60,399	129,164	189,377
Lease termination fees income (expense)	—	—	2,502	(8,976)
Profit share (income) expense	—	(1,581)	—	829
Contingent rental expense	10,162	—	40,079	—
Remaining lease obligation	892,758	1,193,452	892,758	1,193,452

A summary of net amounts earned (incurred) from related parties, excluding Ship Finance lease related transactions above, during the three and nine months ended September 30, 2012 and September 30, 2011 is as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Seatankers Management Co. Ltd	206	242	595	732
Golar LNG Limited	471	191	1,140	479
Golar LNG Partners LP	—	26	96	86
Ship Finance International Limited	1,029	1,188	2,967	3,528
Golden Ocean Group Limited	1,294	1,362	4,258	4,121
Frontline 2012 Ltd	(824)	—	(4,770)	—
Bryggegata AS	(361)	(383)	(1,090)	(1,138)
Arcadia Petroleum Limited	105	8,763	1,917	31,537
Seadrill Limited	334	140	1,402	508
Archer Limited	220	70	262	265
Deep Sea Supply Plc	33	24	65	98
Aktiv Kapital ASA	29	2	54	69
Orion Tankers Limited	68	—	252	—
CalPetro Tankers (Bahamas I) Limited	13	27	38	51
CalPetro Tankers (Bahamas II) Limited	13	27	38	51
CalPetro Tankers (IOM) Limited	13	27	38	51

Net amounts earned from other related parties comprise charter hire, office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees. In addition, the Company is chartering in two vessels from Frontline 2012 on floating rate time charters under which the charter hire expense is equal to the time charter equivalent earnings of the vessels.

A summary of balances due from related parties as at September 30, 2012 and December 31, 2011 is as follows:

(in thousands of $)	2012	2011
Ship Finance International Limited	1,489	1,138
Seatankers Management Co. Ltd	127	168
Archer Limited	729	632
Golar LNG Limited	824	610
Northern Offshire Ltd	13	13
Golden Ocean Group Limited	1,217	1,272
Seadrill Limited	1,576	841
North Atlantic Drilling Limited	11	—
Frontline 2012 Ltd	1,976	10,469
Orion Tankers Limited	16	—
CalPetro Tankers (Bahamas I) Limited	32	57
CalPetro Tankers (Bahamas II) Limited	32	57
CalPetro Tankers (IOM) Limited	32	57
Deep Sea Supply Plc	29	68
Aktiv Kapital Ltd	29	67
Arcadia Petroleum Limited	105	356
	8,237	15,805
A summary of balances due to related parties as at September 30, 2012 and December 31, 2011 is as follows:

(in thousands of $)	2012	2011
Ship Finance International Limited	40,327	9,209
Seatankers Management Co. Ltd	367	550
Golar LNG Limited	124	106
Golden Ocean Group Limited	1,125	910
Frontline 2012 Ltd	1,927	—
	43,870	10,775

In September 2011, the Company negotiated the early termination of bare boat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (now renamed Edinburgh) and Ticen Ocean (now renamed Front Lady), which are being chartered in from Ship Finance. These three vessels have been sold by Ship Finance with expected delivery during 2012 and 2013. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012. The Company recorded a gain of $10.6 million in the first quarter of 2012, which is included in "Gain on sale of assets and amortization of deferred gains". In October 2012, the Company terminated the bareboat charters on Ticen Ocean (now renamed Front Lady) and Titan Aries (now renamed Edinburgh). The Ticen Ocean (now renamed Front Lady) was delivered to the buyers at the end of November 2012 and the Titan Aries (now renamed Edinburgh) is expected to be delivered in January 2013.

In May 2012, the Company paid $13.3 million for 3,546,000 shares in a private placement by Frontline 2012 of 56 million new ordinary shares at a subscription price of $3.75 per share. Following the private placement, the Company’s ownership in Frontline 2012 was reduced from 8.8% to 7.9%. Refer to Note 4 for details of the restructuring transaction with Frontline 2012.

In June 2012, the Company announced that it had agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Rider and that Ship Finance had simultaneously sold the vessel. The charter party terminated on July 22, 2012. The Company paid a compensation payment to Ship Finance of $0.4 million for the early termination of the charter. The Company recorded an impairment loss of $4.9 million in the second quarter of 2012.

18. DISPOSAL OF ASSETS

In March 2012, the Company sold the Suezmax Front Alfa to an unrelated third party and recognized a loss of $2.1 million in the first quarter of 2012. An impairment loss for this vessel of $24.8 million was recorded in the third quarter of 2011.

In March 2012, the Company redelivered the Titan Orion (ex-Front Duke) to Ship Finance and the charter party for the vessel was terminated. The Company recorded a gain of $10.6 million in the first quarter of 2012, which is included in "Gain on sale of assets and amortization of deferred gains".

In June 2012, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Rider and that Ship Finance simultaneously sold the vessel. The charter party terminated on July 22, 2012. The Company recorded an impairment loss of $4.9 million in the second quarter of 2012.

In August 2012, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Climber and that Ship Finance simultaneously sold the vessel. The charter party terminated on October 15, 2012. The Company recorded an impairment loss of $4.2 million in the second quarter of 2012.

19. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig and Britannia Steam Ship Insurance Association Limited, all mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of September 30, 2012, the Company had four (December 31, 2011: four) vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that have initial periods ranging from eight to twelve and a half years including options on the lessor's side to extend the charters for periods that range up to five years. Four of these charters (December 31, 2011: four) are accounted for as capital leases and none (2011: none) are accounted for as operating leases. The lessor has options to put the vessels on the Company at the end of the lease terms for four (December 31, 2011: four) of these vessels. The total amount that the Company would be required to pay under these put options is $36 million (December 31, 2011: $36 million).

As of September 30, 2012, Chevron charters three vessels on long-term bare boat charters and holds options to purchase each vessel for $1 per vessel on April 1, 2015.

As of November 29, 2012, the Company was committed to make newbuilding installments of $94.2 million with expected payments of $6.3 million in 2012 and $87.9 million in 2013.

As part of the Restructuring described in Note 4, Frontline 2012 agreed to fully reimburse and indemnify the Company for all payments made under any guarantees issued by the Company to the shipyard in connection with the newbuilding contracts and to reimburse the Company for all costs incurred in connection with these guarantees.

In September 2011, the Company negotiated the early termination of bare boat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (now renamed Edinburgh) and Ticen Ocean (now renamed Front Lady), which were being chartered in from Ship Finance, and was committed to pay early termination fees to the bare boat charterer of $3.7 million. These three vessels have been sold by Ship Finance with expected delivery during 2012 and 2013 and the Company will receive compensation payments from Ship Finance in the aggregate amount of $26.2 million upon the successful delivery of these vessels. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012 at which time the Company recorded a gain of $10.6 million, which is included in "Gain on sale of assets and amortization of deferred gains".

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition.

20. SUBSEQUENT EVENTS

In August 2012, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Climber and Ship Finance simultaneously sold the vessel. The charter party terminated on October 15, 2012. The Company made a compensation payment to Ship Finance of $0.6 million for the early termination of the charter. The Company recorded an impairment loss of $4.2 million in the second quarter of 2012.

In October 2012, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Driver and Ship Finance simultaneously sold the vessel. The charter party terminated in late November 2012. The Company will make a compensation payment to Ship Finance of $0.5 million for the early termination of the charter. The Company recorded an impairment loss of $4.0 million in the second quarter of 2012.

At the end of November 2012, the Ticen Ocean (now renamed Front Lady) was delivered to the buyer by Ship Finance and the Company's charter party for the vessel was terminated.